FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Lumina Copper Corp.

(Translation of registrant's name into English)

1550-625 Howe Street, Vancouver, B.C.  V6C 2T6  Canada

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                    Form 40-F  ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ________

No: :        X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant  has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMINA COPPER CORP.

"Robert Pirooz"

Dated:

January 4, 2005

By:  ______________________________

Name:

Robert Pirooz

Title:

Vice President

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

NAME AND ADDRESS OF COMPANY

Lumina Copper Corp. (the "Company")

1550 - 625 Howe Street

Vancouver, British Columbia  V6C 2T6

ITEM 2.

DATE OF MATERIAL CHANGE

January 4, 2005

ITEM 3.

NEWS RELEASE

A news release was issued by the Company on January 4, 2005 at Vancouver, British Columbia and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Company is pleased to announce that an independent mineral resource estimate demonstrates that it has discovered a world-class leachable copper deposit at its Regalito property in Chile, the largest copper producing country.  The resource ranks fifth amongst the known leachable copper discoveries made in Chile in the last 35 years and is one of the largest undeveloped leachable copper deposits in the world.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

Lumina Copper Corp is pleased to announce that an independent mineral resource estimate demonstrates that it has discovered a world-class leachable1 copper deposit at its Regalito property in Chile, the largest copper producing country.  The resource ranks fifth amongst the known leachable copper discoveries made in Chile in the last 35 years and is one of the largest undeveloped leachable copper deposits in the world.

The report estimates measured and indicated resources of 628 million tonnes grading 0.43% copper and inferred resources of 131 million tonnes grading 0.41% copper, at a cutoff grade of 0.25% copper.  Further measured and indicated resources of 215 million tonnes grading 0.21% copper and inferred resources of 60 million tonnes grading 0.20% copper at a cutoff grade of 0.15% have also been delineated and may be considered suitable for dump leaching.  The mineral resource has been prepared in compliance with National Instrument 43-101 and audited by AMEC (Peru).  The deeper primary mineralization at Regalito remains, for the most part, unexplored.

1 Leachable refers to the dissolution of copper into solution using sulfuric acid (oxide mineralization) and bacteria (secondary sulfide mineralization) allowing the use of lower cost solvent extraction and electrowinning technology (SX/EW) as opposed to traditional flotation technology as the method of metallurgical extraction.  SX/EW eliminates the costly need to produce copper concentrates that require off-site smelting.

1550-625 HOWE STREET, VANCOUVER, B.C.  CANADA  V6C 2T6

TEL. 604.687-0407  FAX.  604.687-7041

Resource estimates of the oxide and supergene styles of mineralization at different copper cutoff grades are shown in the table below. The resource estimate is classified as Measured, Indicated and Inferred Mineral Resources, consistent with the CIM definitions referred to in NI 43-101:

Measured and Indicated Resources

Cutoff Grade (%Cu)[1]	Measured		Indicated		Measured + Indicated		Contained Cu (Million lbs)
	Tonnes (Million)	Grade (%Cu)	Tonnes (Million)	Grade (%Cu)	Tonnes (Million)	Grade (%Cu)
0.15	80	0.50	740	0.36	820	0.37	6,730
0.25	74	0.53	554	0.41	628	0.43	5,890
0.35	66	0.56	336	0.49	402	0.50	4,420

Inferred Resources

Cutoff Grade (%Cu)[2]	Tonnes (Million)	Grade (%Cu)	Contained Cu (Million lbs)
0.15	185	0.35	1,410
0.25	131	0.41	1,170
0.35	77	0.49	820

The mineral resource estimate is based on assay results from 39,617 meters (24,927m reverse circulation, 14,690m drill core) of drilling in 183 holes.  Independent geologist Robert Sim, P.Geo., and a Qualified Person as defined by National Instrument 43-101, was responsible for the mineral resource estimate, while Steve Blower, P.Geo., and a Qualified Person as defined by National Instrument 43-101, from AMEC was responsible for the mineral resource audit.  This estimate will be filed in a Technical Report, compliant with National Instrument 43-101, and posted on SEDAR within 30 days.

To put Regalito in perspective, the reported tonnage and grades for the largest leachable copper deposits discovered in Chile over the last 35 years are presented below:

Deposit[2]	Operator	Status	Date Discovered	Tonnes (Million)	Grade (%Cu)	Contained Cu (Million lbs)
Zaldivar	Placer Dome	Mine	1981	1,100	0.57	13,820
Gaby	Codelco	Mine Construction	1996	900	0.50	9,920
Quebrada Blanca	Aur Resources	Mine	1976	460	0.89	9,040
Spence	BHPBilliton	Mine Construction	1996	400	1.00	8,820
Regalito	Lumina	Undeveloped	2004	627(a)	0.43	5,890
				131(b)	0.41	1,170
Cerro Colorado	BHPBilliton	Mine	1973	194	1.00	4,280
Mantoverde	Anglo American	Mine	1969	310	0.60	4,100
Lomas Bayas	Falconbridge	Mine	1991	572	0.28	3,530
Opache	Codelco	Undeveloped	1996	341	0.53	3,980
El Tesoro	Antofagasta	Mine	1991	228	0.76	3,820

(a) Measured and Indicated Resource Estimate

(b) Inferred Resource Estimate

The Regalito property, consisting of 4,158 hectares of exploitation claims, is located in Chile's 3rd Region, approximately 115 kilometers southeast of Copiapo, a large mining center.  The Region's infrastructure is well developed, hosting numerous mining operations including the Candelaria and Mantoverde copper mines, and is capable of supporting the development of a large-scale mining operation at Regalito.  Lumina has a long-term option to acquire 100% of Regalito from two Chilean companies.

1 The cutoff grades were determined using the operating costs for similar leaching operations in Chile published by Brook Hunt.  Metallurgical recoveries were derived from a report published by the United States Geological Survey.  A copper price of US$1.00/lb was used in the calculation.

2 The comparison is based on the publicly available mineral resource estimate, prior to production commencing, for copper deposits where leaching is the primary method of copper production.  These estimates may not comply with current Canadian reporting standards and may have been compiled using geological information and cutoff grades that differ from those used in the estimate of the Regalito resource.  In addition, the total contained copper estimate relates merely to the total amount of copper contained within the resource estimate, not the amount of copper that may ultimately be recovered during mining.

Lumina began its Regalito work program in December 2003.  Since then, the company has spent approximately US$6 million advancing the property.  This work has included: a 32,189 meter, 114 hole drill program to delineate the resource; a metallurgical test program that to date has completed leachability test work on all of the drill assays, bottle roll testing to confirm leachability and drilling eight representative large diameter core holes for bulk column test work; and a preliminary leaching facility layout study has been completed with the assistance of Vector Engineering.

The 2005 work program will focus on evaluating the economic viability of a large scale mining and leaching operation at Regalito.  Metallurgical test work is ongoing, with the eight core holes being crushed and screened at SGS Lakefield's laboratories in Santiago in preparation for the bulk column testing program that will begin in January 2005 and run for most of the year.  A Preliminary Assessment, managed by Hatch (Chile), to evaluate the viability of a mining operation producing  150,000 tonnes per year of copper cathode has begun and is targeted for completion during the second quarter of 2005.

Lumina has invited other mining companies to visit Regalito and to review the project's data.  To date, 11 companies have signed confidentiality agreements and will begin evaluating the project in the New Year.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7.

OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.

EXECUTIVE OFFICER

For further information, please contact:

Name:

Robert Pirooz

Office:

Vice President

Telephone:

(604) 687-0333

ITEM 9.

DATE OF REPORT

DATED at Vancouver, British Columbia, this 4th day of January, 2005.

"Signed"

Robert Pirooz Vice President

AMEX / TSX: LCC

"JANUARY 4 -2005"	NR:05-01

INDEPENDENT MINERAL RESOURCE ESTIMATE DEMONSTRATES WORLD CLASS SIZE OF LUMINA'S 2004 COPPER DISCOVERY AT REGALITO, CHILE

Vancouver, British Columbia - Lumina Copper Corp is pleased to announce that an independent mineral resource estimate demonstrates that it has discovered a world-class leachable1 copper deposit at its Regalito property in Chile, the largest copper producing country.  The resource ranks fifth amongst the known leachable copper discoveries made in Chile in the last 35 years and is one of the largest undeveloped leachable copper deposits in the world.

The report estimates measured and indicated resources of 628 million tonnes grading 0.43% copper and inferred resources of 131 million tonnes grading 0.41% copper, at a cutoff grade of 0.25% copper.  Further measured and indicated resources of 215 million tonnes grading 0.21% copper and inferred resources of 60 million tonnes grading 0.20% copper at a cutoff grade of 0.15% have also been delineated and may be considered suitable for dump leaching.  The mineral resource has been prepared in compliance with National Instrument 43-101 and audited by AMEC (Peru).  The deeper primary mineralization at Regalito remains, for the most part, unexplored.

Lumina will host a conference call on January 5 at 11 a.m. (Eastern Time) to discuss the resource estimate in greater detail.  Call-in information is provided at the end of this news release.

Anthony Floyd, President, said, "We are excited to have discovered a world class, near surface, leachable copper deposit at the first of the company's ten properties to be drilled by Lumina.  We look forward in 2005 to aggressively advancing Regalito and to achieving similar success with exploration programs at our Galeno, Redstone and Hushamu properties."

Resource estimates of the oxide and supergene styles of mineralization at different copper cutoff grades are shown in the table below. The resource estimate is classified as Measured, Indicated and Inferred Mineral Resources, consistent with the CIM definitions referred to in NI 43-101:

Measured and Indicated Resources

Cutoff Grade (%Cu)[2]	Measured		Indicated		Measured + Indicated		Contained Cu (Million lbs)
	Tonnes (Million)	Grade (%Cu)	Tonnes (Million)	Grade (%Cu)	Tonnes (Million)	Grade (%Cu)
0.15	80	0.50	740	0.36	820	0.37	6,730
0.25	74	0.53	554	0.41	628	0.43	5,890
0.35	66	0.56	336	0.49	402	0.50	4,420

Inferred Resources

Cutoff Grade (%Cu)[2]	Tonnes (Million)	Grade (%Cu)	Contained Cu (Million lbs)
0.15	185	0.35	1,410
0.25	131	0.41	1,170
0.35	77	0.49	820

1 Leachable refers to the dissolution of copper into solution using sulfuric acid (oxide mineralization) and bacteria (secondary sulfide mineralization) allowing the use of lower cost solvent extraction and electrowinning technology (SX/EW) as opposed to traditional flotation technology as the method of metallurgical extraction.  SX/EW eliminates the costly need to produce copper concentrates that require off-site smelting.

2 The cutoff grades were determined using the operating costs for similar leaching operations in Chile published by Brook Hunt.  Metallurgical recoveries were derived from a report published by the United States Geological Survey.  A copper price of US$1.00/lb was used in the calculation.

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@luminacopper.com      www.luminacopper.com     T: 604 687 0407    F: 604 687 7041

AMEX / TSX: LCC

The mineral resource estimate is based on assay results from 39,617 meters (24,927m reverse circulation, 14,690m drill core) of drilling in 183 holes.  Independent geologist Robert Sim, P.Geo., and a Qualified Person as defined by National Instrument 43-101, was responsible for the mineral resource estimate, while Steve Blower, P.Geo., and a Qualified Person as defined by National Instrument 43-101, from AMEC was responsible for the mineral resource audit.  This estimate will be filed in a Technical Report, compliant with National Instrument 43-101, and posted on SEDAR within 30 days.

To put Regalito in perspective, the reported tonnage and grades for the largest leachable copper deposits discovered in Chile over the last 35 years are presented below:

Deposit[1]	Operator	Status	Date Discovered	Tonnes (Million)	Grade (%Cu)	Contained Cu (Million lbs)
Zaldivar	Placer Dome	Mine	1981	1,100	0.57	13,820
Gaby	Codelco	Mine Construction	1996	900	0.50	9,920
Quebrada Blanca	Aur Resources	Mine	1976	460	0.89	9,040
Spence	BHPBilliton	Mine Construction	1996	400	1.00	8,820
Regalito	Lumina	Undeveloped	2004	627(a)	0.43	5,890
				131(b)	0.41	1,170
Cerro Colorado	BHPBilliton	Mine	1973	194	1.00	4,280
Mantoverde	Anglo American	Mine	1969	310	0.60	4,100
Lomas Bayas	Falconbridge	Mine	1991	572	0.28	3,530
Opache	Codelco	Undeveloped	1996	341	0.53	3,980
El Tesoro	Antofagasta	Mine	1991	228	0.76	3,820

(a) Measured and Indicated Resource Estimate

(b) Inferred Resource Estimate

The Regalito property, consisting of 4,158 hectares of exploitation claims, is located in Chile's 3rd Region, approximately 115 kilometers southeast of Copiapo, a large mining center.  The Region's infrastructure is well developed, hosting numerous mining operations including the Candelaria and Mantoverde copper mines, and is capable of supporting the development of a large-scale mining operation at Regalito.  Lumina has a long-term option to acquire 100% of Regalito from two Chilean companies.

Lumina began its Regalito work program in December 2003.  Since then, the company has spent approximately US$6 million advancing the property.  This work has included: a 32,189 meter, 114 hole drill program to delineate the resource; a metallurgical test program that to date has completed leachability test work on all of the drill assays, bottle roll testing to confirm leachability and drilling eight representative large diameter core holes for bulk column test work; and a preliminary leaching facility layout study has been completed with the assistance of Vector Engineering.

The 2005 work program will focus on evaluating the economic viability of a large scale mining and leaching operation at Regalito.  Metallurgical test work is ongoing, with the eight core holes being crushed and screened at SGS Lakefield's laboratories in Santiago in preparation for the bulk column testing program that will begin in January 2005 and run for most of the year.  A Preliminary Assessment, managed by Hatch (Chile), to evaluate the viability of a mining operation producing  150,000 tonnes per year of copper cathode has begun and is targeted for completion during the second quarter of 2005.

3 The comparison is based on the publicly available mineral resource estimate, prior to production commencing, for copper deposits where leaching is the primary method of copper production.  These estimates may not comply with current Canadian reporting standards and may have been compiled using geological information and cutoff grades that differ from those used in the estimate of the Regalito resource.  In addition, the total contained copper estimate relates merely to the total amount of copper contained within the resource estimate, not the amount of copper that may ultimately be recovered during mining.

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@luminacopper.com      www.luminacopper.com     T: 604 687 0407    F: 604 687 7041

AMEX / TSX: LCC

Lumina has invited other mining companies to visit Regalito and to review the project's data.  To date, 11 companies have signed confidentiality agreements and will begin evaluating the project in the New Year.

Mr. Anthony Floyd, P.Geo., the Qualified Person as defined by National Instrument 43-101 for the Regalito project, has reviewed and approved the content of this press release.

Conference Call

Call-in details for the conference call are:

North American toll-free: 1-877-825-5811

International: 1-973-582-2767

A replay of this conference call will be available from Wednesday, January 5 until January 20 and will be posted on Lumina's website at www.luminacopper.com.  The replay numbers are:

North American toll-free: 1-877-519-4471

International: 1-973-341-3080

Pin: 5556812

1

LUMINA COPPER CORP	For further information contact:
David Strang, VP Corporate Development
Signed: "Anthony Floyd"	dstrang@luminacopper.com
tel: + 604 687 0407
Anthony Floyd, President	fax: + 604 687 7401

1 CAUTION REGARDING FORWARD LOOKING STATEMENTS:

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995:  Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Act of 1995.  Such forward-looking statements, including but not limited to those with respect to the price of copper, gold and molybdenum, the timing and amount of future production, costs of production, reserve and resource determination and reserve conversion rates, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, risks relating to the integration of acquisitions, risk relating to international operations, risks relating to joint-venture operations, the actual results of current exploration activities, conclusions of economic evaluations, changes in project and exploration parameters as plans continue to be refined, future prices of copper, gold and molybdenum, as well as those factors discussed in the section entitled "Risk Factors" in the Form 20-F as on file with the Securities and Exchange Commission in Washington, D.C.  Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@luminacopper.com      www.luminacopper.com     T: 604 687 0407    F: 604 687 7041